John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

December 20, 2011 Ms. Karen Rossotto U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. Rossotto:

     On October 7, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 29 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 29 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding two new series to the Trust – the Christopher Weil & Company Core Investment Fund (the “Core Investment Fund”) and the Christopher Weil & Company Global Dividend Fund (the “Global Dividend Fund”) (collectively, the “CWC Funds”).

     On December 1, 2011, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the CWC Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary Section – Fees and Expenses (CWC Funds)

1. Comment: Please add the caption “Shareholder Fees (fees paid directly from your investment)” as required by Form N-1A.

    Response: The Trust has revised the disclosure as you have requested.

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 20, 2011

Summary Section – Principal Investment Strategy (Core Investment Fund)

2. Comment: The Strategy section mentions equity securities and the Fund’s SAI notes that equity securities include exchange-traded funds (“ETFs”). If investing in ETFs is a primary investment strategy of the Fund, please break them out in the strategy section and disclose risks applicable to ETFs separate from the risks applicable to equity securities.

   Response: The investment adviser to the Funds (the “Adviser”) has confirmed to the Trust that making investments in ETFs will not be a principal investment strategy.

3. Comment: Are options and fixed income securities a principal investment strategy of the Fund.

   Response: The Adviser has confirmed that making investments in options and fixed income securities are each principal investment strategies of the Funds.

Summary Section – Principal Investment Strategy (CWC Funds)

4. Comment: In the last paragraph of this section, in the discussion of temporary defensive measures, disclose that if the Funds take such measures they will not be pursuing their respective investment objectives.

   Response: The Trust has revised the disclosure as you have requested with respect to the Global Dividend Fund. However, with respect to the Core Investment Fund, the Adviser has advised the Trust that holding cash or cash equivalents is part of that Fund’s principal investment strategies. Accordingly, no revisions to the disclosure for the Core Investment Fund have been made in response to your comment; the Trust, however, has enhanced its disclosure of the principal investment strategies to describe this element of the strategies that utilizes cash and cash equivalents.

5. Comment: Following the end of the summary section, please add a cross-reference to the disclosures on purchase and sale of shares, tax information, and payments to broker-dealers and other financial intermediaries.

   Response: The Trust has revised the disclosure as you have requested.

Summary Section – Principal Investment Strategy (Global Dividend Fund)

6. Comment: In the first paragraph, second sentence, please add “plus the amount of any borrowings for investment purposes” after “80% of its net assets” in order to satisfy Rule 35d-1.

   Response: The Trust has revised the disclosure as you have requested.

7. Comment: In the first paragraph, second sentence, the disclosure states that the Fund will invest in “dividend paying equity securities.” Please define what the Fund’s threshold test is for a dividend paying company.

   Response: The Trust has revised the disclosure as you have requested.

8. Comment: In the first paragraph of this section, the Fund defines a foreign issuer. Please remove

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 20, 2011

this definition.

     Response: The Trust has revised the disclosure as you have requested.

Summary Section – Principal Investment Strategy (CWC Funds)

9. Comment: The principal investment strategy section of the Funds is lengthy for the summary portion of the prospectus. Please consider shortening this disclosure.

     Response: The Trust has considered further summarizing the disclosure in this section for each Fund and has determined to leave the disclosure as is because it believes reducing the size of disclosure may detract from parts of the investment strategy relevant to potential investors.

Summary Section – Purchase and Sale of Fund Shares

10. Comment: Please disclose that the Funds shares are redeemable.

     Response: The Trust notes that this section discloses that “investors may purchase or redeem Fund shares on any business day …” Nonetheless, the Trust has revised the disclosure as you have requested.

Investment Selection Process Used by the Global Dividend Fund

11. Comment: Consider listing the types of securities in which the Fund may invest in this section. It is currently set forth in the summary section and should be copied to this section.

     Response: The Trust has revised the disclosure as you have requested.

Principal Risks of Investing in the Funds

12. Comment: Please differentiate between principal and non-principal risks. If the risks disclosed in each Fund’s principal risk section are all principal risks they may remain. Please remove any that are non-principal risks.

     Response: The Trust confirms that each of the risks listed in the principal risks section of each Fund are principal risks.

Portfolio Holdings Disclosure

13. Comment: Please disclose if portfolio holdings disclosure is made available on the CWC Funds’ website. If it is not, the disclosure in this section may remain the same.

     Response: At this time, the CWC Funds will not disclosure portfolio holdings on the website. Accordingly, the Trust has not made any revisions to the disclosure in response to this comment.

Management – the Investment Adviser

14. Comment: In the second paragraph of this section, the disclosure states that the Services Agreement excludes management fees, brokerage fees, commissions and 12b-1 fees, among others. As the Funds do not have a 12b-1 plan, please clarify the language relating to 12b-1 fees.

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 20, 2011

     Response: The Trust has revised the disclosure as you have requested.

Shareholder Information

15. Comment: If either Fund will invest in securities that are listed on a foreign exchange, please add disclosure to the effect that a Fund’s NAV could change on days when investors cannot purchase or sell shares.

     Response: The Trust has revised the disclosure as you have requested.

Investing in the Funds

16. Comment: This paragraph states that Fund shares may be purchased through the Distributor. Please state who serves as Distributor to the Funds.

     Response: The Distributor, along with other fund service providers, is listed on the back page of the prospectus under the heading “Other Fund Services Providers.”

Additional Redemption Information

17. Comment: Please disclose if the Funds may redeem securities in kind.

     Response: The Trust has revised the disclosure as you have requested.

Taxes

18. Comment: The final two sentences in this section are identical. Please remove one.

     Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Additional Information About Fund Investments and Risk Considerations – A. Equity Securities

19. Comment: In regards to the use of ETFs in the Core Investment Fund, be sure in determining if they are categorized as equity securities, the Fund looks through the ETF to its underlying securities.

     Response: The Trust confirms that the Fund would look through the ETF to determine if the ETF was primarily an equity focused ETF versus a fixed income focused ETF in determining whether the ETF would be categorized as an equity security. In performing this analysis, the Fund would determine the primary focus of each particular ETF in determining whether to categorize the investment in the ETF as an equity or fixed income investment.

Additional Information About Fund Investments and Risk Considerations – J. Securities Lending

20. Comment: Please disclose that any loans of portfolio securities will not exceed 1/3 of the value of the Fund’s total assets.

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 20, 2011

     Response: The Trust has revised the disclosure as you have requested.

Additional Information About Fund Investments and Risk Considerations – K. Mortgage-Backed Securities

21. Comment: Please expand the risk disclosure in this section.

     Response: The Trust has revised the disclosure as you have requested.

Investment Limitations

22. Comment: Please state that loans will be limited at any given time to no more than 1/3 of the Fund’s total assets.

     Response: The Trust has revised the disclosure as you have requested.

Non-Fundamental

23. Comment: Please revise the 80% policy language (under #1) as it is only applicable to the Global Dividend Fund.

     Response: The Trust has revised the disclosure as you have requested.

The Investment Advisers

24. Comment: In the final paragraph in this section, there is a reference to the fact that the Funds may pay expenses they are authorized to pay pursuant to a Rule 12b-1 plan. As the Funds do not currently have a Rule 12b-1 plan in place, please modify this language.

     Response: The Trust has revised the disclosure as you have requested.

Trustees and Officers

25. Comment: Please disclose if the Trust has a nominating committee. Please disclose how Trustees to the Board are nominated.

     Response: The Trust does not currently have a nominating committee. Each committee of the Trust is disclosed in this section. The Trust has added additional disclosure regarding the process for the nomination of Trustees.

Proxy Voting Policies

26. Comment: In the third sentence of the first paragraph in this section, please add “or principal underwriter” after “or an affiliated person of the Adviser.”

     Response: The Trust has revised the disclosure as you have requested.

Ms. Karen Rossotto U.S. Securities and Exchange Commission December 20, 2011

* * *

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

                                            Sincerely,

                                           /s/ John H. Lively

                                           John H. Lively